

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Mr. John E.D. Toth
Chief Financial Officer
ARC Document Solutions, Inc.
1981 N. Broadway, Suite 385
Walnut Hills, CA 94596

> **Re:** **ARC Document Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **File No. 001-32407**
> **Filed March 13, 2013**

Dear Mr. Toth:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Significant Accounting Policies, Goodwill, pages 30 - 31

1. Please tell us the reason for the change in your reporting units from 45, to 37 to 27 at December 31, 2010, 2011 and, 2012, respectively, and your basis for reallocation of goodwill between these reporting units. We note that the number of reporting units that failed step one of the goodwill tests has declined during these periods despite continuing decreases in revenues and gross margin, and downward adjustments in certain assumptions used for forecasted EBITDA for future periods.

2.   We note that to estimate the fair value of your reporting units used during the last three years, you consistently used the same assumptions in arriving at projected EBITDA margin. Specifically, you projected a slight increase in revenue in the next year, followed by increases of 150 to 200 basis points the next two years, with stabilization in the following year. You also indicate that these projections are driven, in part, by anticipated industry growth rates, anticipated GDP growth rates, customer composition and historical performance. Explain to us in detail your basis for your assumptions. In this regard, we note: (1) on page 15 the significant and steady decline in revenues from $518 million in 2008 to $241 million in 2012; (2) the significant goodwill impairment charges recorded in each of the last five years; and (3) your disclosure in your income tax footnote on page F-19 for determining the valuation allowance.

3.   We note your disclosure that given the increased uncertainty in the timing of the recovery of the construction industry, and the increased uncertainty in the economy as a whole, as well as the significant decline in the price of your Notes (resulting in a higher yield) and a decline of your stock price during the third quarter, you concluded that it was appropriate to increase the estimated weighted average cost of capital (WACC) of your reporting units as of September 30, 2011. You also disclosed that the increase in your WACC was the main driver in the decrease in the estimated fair value of reporting units during the third quarter of 2011, which in turn resulted in the goodwill impairment. We also note that you used a WACC that ranged from 14% to 16% in your September 30, 2011 impairment test, depending upon the size and risk profile of the reporting unit. In this regard, explain to us in detail why you reduced the range to 13% to 15% in your September 30, 2012 impairment test.

Financial Statements for the Years Ended December 31, 2012 and 2011

Note 2, Significant Accounting Policies, Segment and Geographic Reporting, page F-11

4.   Tell us whether your operations based in China are considered an operating segment, as defined in ASC 280-50-1. If it is an operating segment, explain to us how you concluded that the criteria of ASC 280-50-11 are met regarding similar economic characteristics for the United States and China operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director